UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

KAYDON CORPORATION

(Name of Subject Company)

KAYDON CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

486587 108

(CUSIP Number of Class of Securities)

Debra K. Crane

Vice President, Administration

Kaydon Corporation

Suite 300, 2723 South State Street

Ann Arbor, Michigan 48104

(734) 747-7025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Elizabeth Noe

Paul Hastings LLP

1170 Peachtree St., Suite 100

Atlanta, GA 30309

(404) 815-2287

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Kaydon Corporation (the “Company”) by Atlas Management, Inc. (“Parent”) and Dublin Acquisition Sub Inc., a wholly owned subsidiary of Parent (“Acquisition Sub”) pursuant to the terms of an Agreement and Plan of Merger, dated September 5, 2013, by and among the Company, Parent and Acquisition Sub:

(i) press release of the Company, dated September 5, 2013; and

(ii) press release of the AB SFK, dated September 5, 2013.

The items listed above were first used or made available on September 5, 2013. In addition, the information set forth under Items 1.01, 3.02, 5.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on September 5, 2013 (including all exhibits attached thereto) are incorporated herein by reference.

Additional Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the common stock of the Company will be made pursuant to an offer to purchase and related materials that Acquisition Sub intends to file with the Securities and Exchange Commission. At the time the tender offer is commenced, Acquisition Sub will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of the Company may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Parent is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the U.S. Securities and Exchange Commission, including the Company’s recent filings on Form 10-Q and Form 10-K.

Press Release of the Company

News From:	For Immediate Release

Kaydon Corporation	Global Engineered Solutions

KAYDON TO BE ACQUIRED BY SKF FOR

$35.50 PER SHARE IN CASH

•	Transaction value of $1.25 billion or 12.7x Kaydon’s LTM Adjusted EBITDA

•	Kaydon’s Board of Directors unanimously approved the transaction

•	Kaydon to commence 40-day go-shop period, subject to terms of the definitive agreement

Ann Arbor, Michigan – September 5, 2013

Kaydon Corporation (NYSE: KDN) (“Kaydon”) and AB SKF (OMX: SKF B) (“SKF”) announced today that they signed a definitive agreement under which SKF will acquire Kaydon for $35.50 per share in an all-cash transaction that values Kaydon at approximately $1.25 billion, including debt (the “Transaction”).

The purchase price represents a 22% premium to Kaydon’s closing stock price on September 4, 2013 and a 21% premium to Kaydon’s 30-day volume weighted average stock price. The implied total enterprise value of $1.25 billion represents a multiple of 12.7 times Kaydon’s LTM Adjusted EBITDA ($98 million as of June 29, 2013).

James O’Leary, Chairman and Chief Executive Officer of Kaydon, commented, “Our Board believes that the proposed transaction represents a compelling value for our shareholders. We believe that this transaction represents an excellent strategic fit for Kaydon that will allow our market leading businesses to accelerate their growth strategies by joining forces with SKF, a global industry leader. Since 2009, we have repositioned our businesses to take advantage of well defined opportunities beyond purely cyclical drivers while maintaining a strong focus on maximizing shareholder value. This was evidenced by last year’s $10.50 special dividend and our consistent focus on maximizing cash returns to our shareholders. I believe this is the right time for this transaction and SKF is the right partner to take our high quality portfolio of businesses to their next level of performance.”

Tom Johnstone, SKF President and Chief Executive Officer, stated, “We have followed the development of Kaydon for a long time. They have a strong product portfolio, strong management and a solid financial performance and I am delighted that they will soon be part of the SKF Group. The complementary nature of their products and technologies, their geographical and customer presence and their manufacturing footprint will enable us to even better serve our customers and distributors in the industrial market worldwide.”

Under the terms of the definitive agreement, which has been unanimously approved by both companies’ Boards of Directors, SKF will commence a tender offer on or after September 16, 2013 to purchase all of Kaydon’s outstanding shares for $35.50 per share in cash. The Transaction is subject to customary terms and conditions and regulatory approvals and is expected to close in the fourth quarter of 2013. Kaydon stockholders will also receive their regular quarterly dividend of $0.20 per share that was declared on July 24, 2013.

Under the terms of the definitive agreement, Kaydon has the right to solicit third parties with respect to alternative acquisition proposals through October 15, 2013 (the “Go-shop Period”). Kaydon does not anticipate that it will disclose any developments with regard to this process unless and until Kaydon’s Board of Directors makes a decision with respect to a potential superior proposal. There can be no assurance that this process will result in a superior proposal. The agreement also includes customary breakup fees payable to SKF in connection with the termination of the agreement in certain circumstances.

In connection with the Transaction, Barclays is acting as exclusive financial advisor to Kaydon and Paul Hastings LLP is serving as Kaydon’s legal counsel.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 regarding the Company’s plans, expectations, estimates and beliefs. Forward-looking statements are typically identified by words such as “believes,” “anticipates,” “estimates,” “expects,” “intends,” “will,” “may,” “should,” “could,” “potential,” “projects,” “approximately,” and other similar expressions, including statements regarding general economic conditions, competitive dynamics and the adequacy of capital resources. These forward-looking statements may include, among other things, the Go-shop Period process, the satisfaction of closing conditions, projections of the Company’s financial performance, anticipated growth, characterization of and the Company’s ability to control contingent liabilities, and anticipated trends in the Company’s businesses. These statements are only predictions, based on the Company’s current expectations about future events. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, performance or achievements or that predictions or current expectations will be accurate. These forward-looking statements involve risks and uncertainties that could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

In addition, the Company or persons acting on its behalf may from time to time publish or communicate other items that could also be construed to be forward-looking statements. Statements of this sort are or will be based on the Company’s estimates, assumptions, and projections and are subject to risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. Kaydon does not undertake any responsibility to update its forward-looking statements or risk factors to reflect future events or circumstances except to the extent required by applicable law.

Additional Information and Where to Find It

THE TENDER OFFER DESCRIBED IN THIS COMMUNICATION (THE “OFFER”) HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE CAPITAL STOCK OF KAYDON CORPORATION (“KAYDON”) OR ANY OTHER SECURITIES. ON THE COMMENCEMENT DATE OF THE OFFER, A TENDER OFFER STATEMENT ON SCHEDULE TO, INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS, WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). THE OFFER TO PURCHASE SHARES OF KAYDON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS FILED WITH SUCH SCHEDULE TO. THE TENDER OFFER STATEMENT WILL BE FILED WITH THE SEC BY ATLAS MANAGEMENT, INC. (“ATLAS”) A WHOLLY OWNED SUBSIDIARY OF AB SKF, AND DUBLIN ACQUISITION SUB INC., AND KAYDON IS OBLIGATED TO FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV OR BY DIRECTING SUCH REQUESTS TO MACKENZIE PARTNERS INC. AT (212) 929-5500 or Toll Free at (800) 322-2885.

Non-GAAP Information

LTM Adjusted EBITDA is a non-GAAP measure. Please see our press release dated July 25, 2013, for a reconciliation of the applicable GAAP measure to the non-GAAP measure presented.

SOURCE: Kaydon Corporation

Contact:	Timothy J. Heasley	READ IT ON THE WEB
	Senior Vice President & Chief Financial Officer	http://www.kaydon.com
(734) 680-2018

Press Release of AB SKF

Press release

SKF to acquire US-based Kaydon Corporation

Gothenburg, Sweden, 5 September, 2013: SKF and Kaydon Corporation (NYSE:KDN) have agreed that SKF will acquire Kaydon in an all-cash transaction valued at approximately USD 1.25 billion, including USD 95 million of net debt. The transaction will be paid through existing cash and credit lines and will be accretive to SKF earnings in year one.

Tom Johnstone, SKF President and CEO, explains, “We have followed the development of Kaydon for a long time. They have a strong product portfolio, strong management and a solid financial performance and I am delighted that they will soon be part of the SKF Group. The complementary nature of their products and technologies, their geographical and customer presence and their manufacturing footprint will enable us to even better serve our customers and distributors in the industrial market worldwide. In particular this acquisition, combined with our other activities, investments and acquisitions in the last few years, shows our strong commitment to the North American market.”

Kaydon is a diversified industrial manufacturer with three distinct business areas: friction control products (bearings), velocity control products and specialty products, including environmental services. Kaydon has a global footprint with 62% of its sales generated in North America, 24% in Europe, 12% in Asia Pacific and 2% in the rest of the world. In 2012, the company had sales of USD 475 million, with an adjusted operating profit of around 16% and has over 2,100 employees.

James O’Leary, Chairman and Chief Executive Officer of Kaydon Corporation commented, “Our Board believes that the proposed transaction represents a compelling value for our shareholders. We believe that this transaction represents an excellent strategic fit for Kaydon that will allow our market leading businesses to accelerate their growth strategies by joining forces with SKF, a global industry leader.”

Deal structure

SKF will launch an all-cash tender offer for all outstanding shares of Kaydon. Under the terms of the definitive agreement, which has been unanimously approved by both companies’ Boards of Directors, SKF will commence a tender offer to purchase all of Kaydon’s outstanding shares for USD 35.50 per share in cash. The tender offer will commence on 16 September, 2013 and is subject to customary terms and conditions, regulatory clearances, including the tender of at least a majority of the outstanding shares of Kaydon common stock. Upon completion of the tender offer, SKF will acquire all remaining shares through a short form merger.

The transaction represents a 22% premium to Kaydon’s closing stock price on 4 September, 2013, a 21% premium to the 30-day volume weighted average price and a multiple of 12.7 times Kaydon’s LTM Adjusted EBITDA (USD 98 million as of 29 June, 2013). The transaction is expected to close sometime in the fourth quarter of 2013.

A strong addition to the SKF Group

The acquisition of Kaydon is in-line with SKF’s strategy to strengthen its technology platforms and become a knowledge engineering company. SKF expects to achieve significant synergies over the next several years with annual cost synergies of USD 30 million and USD 50 million in sales synergies.

Kaydon is complementary to SKF’s existing business from both a product and geographic perspective, and will enable SKF to:

•	better serve customers in many key industries globally with a more complete product portfolio,

•	offer improved solutions and services through the combination of Kaydon and SKF complementary technologies,

•	distribute Kaydon products through the SKF distribution network worldwide,

•	utilize Kaydon’s North American manufacturing footprint.

The addition of Kaydon Corporation to the SKF Group would have given a proforma sales increase for the full year 2012 from SEK 64.6 billion to around SEK 67.7 billion and with an adjusted operating profit from SEK 7.3 billion to around SEK 7.8 billion. Correspondingly, the proforma statement for the first half of 2013 will increase the SKF turnover from SEK 31.5 billion to around SEK 33.0 billion, and with an adjusted operating profit from SEK 3.3 billion to around SEK 3.5 billion.

Summary of Kaydon Corporation

Kaydon Corporation is a leading designer and manufacturer of bearings and velocity control products such as industrial shock absorbers, gas springs and vibration isolation products. Their specialty products include filters and filtrations systems, custom rings and seals as well as environmental services. These products are used by customers in a variety of industries like aerospace, defense, medical, semicon, wind energy, material handling and machine tool.

•	Kaydon is a leader in its product categories, such as split bearings and thin section bearings, with highly engineered, performance-critical products.

•	Kaydon’s industry recognized brands and leading technologies serve high value, global market segments.

•	Kaydon’s product offering is highly complementary with SKF’s product portfolio and will enhance SKF’s offering to its customers worldwide.

•	Kaydon serves a number of segments that are less represented in SKF’s current customer base and provide an opportunity to expand its product offering to those customers.

•	Kaydon has maintained a long track record of strong financial performance with robust profit margins and cash flow.

Summary of the SKF Group

The SKF Group is a leading global supplier of products, solutions and services within rolling bearings, seals, mechatronics, services and lubrication systems. Services include technical support, maintenance services, condition monitoring, asset efficiency optimization, engineering consultancy and training.

SKF has around 140 manufacturing sites in 28 countries and is represented in over 130 countries through its own sales companies and over 15,000 distributor locations. Annual sales in 2012 were SEK 64,575 million and the number of employees was 46,775.

J.P. Morgan is serving as exclusive financial advisor to SKF and Reed Smith is providing legal counsel.

For further information, please contact:

Media Hotline: +46 31 337 2400

SKF Press Relations: Rebecca Janzon, +46 31-337 3880; +46 727-173 880; rebecca.janzon@skf.com

SKF Investor Relations: Marita Björk, +46 31-337 1994; +46 705-181 994; marita.bjork@skf.com

Information agent regarding tender offer:

Dan Burch, +1 212-929-5748, +1 516-429-2721, dburch@mackenziepartners.com

Charlie Koons, +1 212-929-5708, +1 917-545-4523, ckoons@mackenziepartners.com

A teleconference for media, investors and analysts will be held on 5 September 2013 at 10.00 CEST, 09.00 (UK):

SE: +46 (0)8 506 307 79

UK: +44 (0)844 571 8957

US: +1 866 682 8490

Aktiebolaget SKF

      (publ)

AB SKF is required to disclose the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 09.00 CET on 5 September, 2013.

SKF is a leading global supplier of bearings, seals, mechatronics, lubrication systems, and services which include technical support, maintenance and reliability services, engineering consulting and training. SKF is represented in more than 130 countries and has around 15,000 distributor locations worldwide. Annual sales in 2012 were SEK 64,575 million and the number of employees was 46,775. www.skf.com

® SKF is a registered trademark of the SKF Group.

Cautionary statement

This press release contains forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 that are based on management’s beliefs and assumptions. In some cases, you can identify forward looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” and similar expressions. Such statements, including statements relating to SKF’s expectations for the future performance of Kaydon Corporation, the future opportunities associated with the acquisition, and the success of the SKF integrating Kaydon into its business, are not considered historical facts and are considered forward-looking statements under the federal securities laws. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Such risks and uncertainties include the possibility that SKF will not consummate a transaction with Kaydon, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF’s latest annual report (available on www.skf.com) under the Administration Report; “Important factors influencing the financial results”, “Financial risks” and “Sensitivity analysis”, and in its full-year report under “Risks and uncertainties in the business.”. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

THE TENDER OFFER DESCRIBED IN THIS COMMUNICATION (THE “OFFER”) HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE CAPITAL STOCK OF KAYDON CORPORATION (“KAYDON”) OR ANY OTHER SECURITIES. ON THE COMMENCEMENT DATE OF THE OFFER, A TENDER OFFER STATEMENT ON SCHEDULE TO, INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS, WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). THE OFFER TO PURCHASE SHARES OF KAYDON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS FILED WITH SUCH SCHEDULE TO. THE TENDER OFFER STATEMENT WILL BE FILED WITH THE SEC BY ATLAS MANAGEMENT, INC. (“ATLAS”) A WHOLLY OWNED SUBSIDIARY OF AB SKF, AND DUBLIN ACQUISITION SUB INC., AND KAYDON IS OBLIGATED TO FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV OR BY DIRECTING SUCH REQUESTS TO MACKENZIE PARTNERS INC. AT (212) 929-5500 or Toll Free at (800) 322-2885.

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